PRINCIPAL LIFE INSURANCE COMPANY

Description of Issuance, Transfer and Redemption Procedures
For Variable Life Insurance Policies
Pursuant to Rule 6e-3(T)(b)(12)(iii)
Under the Investment Company Act of 1940

As of May 1, 2015

This document sets forth the information called for under Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 (the “1940 Act”). Rule 6e-3(T)(b)(12)(iii) provides exemptions from sections 22(c), 22(d), 22(e) and 27(c)(1) of the 1940 Act, and Rule 22c-1 thereunder, for issuance (including Face Amount increases), transfer, and redemption procedures applicable to variable life insurance policies (“Policies”) issued by Principal Life Insurance Company (the “Company”) through its variable life separate account (the “Separate Account”).
To qualify for the exemptions: (i) procedures must be reasonable, fair and not discriminatory to the interests of the affected policyowners and to all other holders of policies of the same class or series funded by the Separate Account, and (ii) the procedures must be disclosed in the registration statement filed by the Separate Account. The Company believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii).
Set out below is a summary of certain contract provisions and administrative procedures relating to the Policies. Because of the insurance nature of the Policies, the procedures differ in certain significant respects from the procedures for mutual funds and variable annuity contracts. This summary, while extensive, does not attempt to treat each and every procedure or variation which might occur and does include certain procedural steps which do not constitute deviations from the above-cited sections or rule. Capitalized terms used but not defined herein have the meaning ascribed to them in the prospectus for each Policy. For specific variations among Policies, please review the prospectuses.

1.	Purchases and Related Transactions

(a)	Application and Policy.
To purchase a Policy, a completed application, including any required supplements, must be submitted to the Company through the agent or broker selling the Policy. The Company generally will not issue policies to persons over the age specified in the prospectus for regularly underwritten Policies. Applicants must furnish satisfactory evidence of insurability. Acceptance is subject to the Company’s insurance underwriting guidelines and suitability rules and procedures. The Company reserves the right to reject any application or related premium if, in its view, its insurance underwriting guidelines and suitability rules and procedures are not satisfied.
The minimum Face Amount for issue of a Policy is set forth in the prospectus. The Company reserves the right to revise its rules from time to time to specify either a higher or lower minimum Face Amount.
The “Policy Date” is the date the Company issues a Policy. Policy Years and anniversaries will be determined from the Policy Date regardless of when a Policy is delivered. Each Policy also has an Effective Date. The Policy Date and the Effective Date will be the same unless (i) a backdated Policy Date is requested, (ii) the Policy is applied for on a cash-on-delivery basis, or (iii) application amendments are required. In such cases, the Effective Date will be the date on which the required premiums have been received at the Company’s home office and any application amendments have been received, reviewed, and accepted in the Company’s home office. The Company does not date Policies on the 29th, 30th or 31st day of any month of the year. Policies that would otherwise be dated on these days will be dated on the first day of the following month. Policies issued on a cash-on-delivery basis and that would otherwise be dated on the 29th, 30th or 31st will be dated on the first day of the following month. The Policy Date is shown on the data pages for the Policy.
Upon specific Written Request of the applicant in the application and subject to the Company’s approval, a Policy may be issued with a backdated Policy Date. The Policy Date may not be more than six months prior to the date of the application or such shorter backdating period as required by state law. Payment of at least the Monthly Policy Charges is required for the period the Policy is backdated.

If a payment in at least the amount shown on the Policy illustration is submitted with the completed application, then the selling agent or broker will deliver a conditional receipt to the applicant acknowledging receipt of the initial payment and describing any interim insurance coverage and conditions. No insurance is in effect under a Policy until the Policy is physically delivered to the applicant and the applicant has accepted the Policy. If the proposed Insured dies before actual physical delivery to and acceptance of the Policy by the applicant, no insurance coverage exists under the Policy; insurance coverage, if any, will be provided solely under the terms of the conditional receipt, if any, given to the applicant.
If the Company rejects an application or a policyowner chooses to cancel the Policy during the free-look period, the Company will refund all amounts paid under the application or Policy in states where required. In states where permitted, the Company will refund the Net Policy Value plus any fees or charges taken (which may be more or less than the premiums paid). The postmark dates on the envelopes delivering the Policy and the Written Request for cancellation determine whether a Policy has been cancelled within the designated free-look period. Refunds will ordinarily be made within five Business Days after the Company receives a Policy returned during the free-look period.

(b)	Payment of Premiums.
Premiums must be paid to the Company at its home office. There is no fixed schedule of premium payments on a Policy either as to the amount or timing of the payments. A Policy will remain in force as long as the Surrender Value, less any loans and unpaid loan interest, is sufficient to pay the Monthly Policy Charges on the Policy.
A policyowner may select a Planned Periodic Premium schedule, within the limits set forth below, to fit the policyowner’s insurance needs and financial abilities. Planned Periodic Premium schedules may provide for annual, semiannual, quarterly or monthly payments. A pre-authorized withdrawal allows the Company to deduct premiums, on a monthly basis, from the policyowner’s checking or other financial institution account. The Company will send premium reminder notices in accordance with Planned Periodic Premium schedules to policyowners who are on annual, semi-annual or quarterly premium payment schedules. Policyowners may also make unscheduled premium payments to the Company at its home office, or pay by payroll deduction where allowed by law and approved by the Company.

(i)	Initial Premiums.
To apply for a Policy, a completed application, including any required supplements, must be submitted to the Company through the agent or broker selling the Policy. If interim coverage is desired, a payment in at least the amount shown on the Policy illustration must be submitted along with the completed application and any required supplements. Any required minimum initial premium amount is shown on the Policy data pages.

(ii)	Maximum Premiums.
The Company will refund any excess portion of premiums paid that would disqualify the Policy as “life insurance” under Internal Revenue Code Section 7702, as amended. Unless the policyowner directs otherwise, We will refund all or part of any premiums that would make the Policy a modified endowment contract as defined in Internal Revenue Code Section 7702A, as amended.

(iii)	Evidence of Insurability.
If any premium payment would increase a policy death benefit by more than it increases the Policy Value, the Company reserves the right to refund the premium payment. If the premium payment is not refunded, the Company may require satisfactory evidence of insurability under the Company’s current underwriting guidelines before accepting any such premium.

(c)	Allocation of Premiums.
The first premium is due on the Policy Date. In most states, this initial Net Premium (and any additional Net Premiums received prior to the Effective Date and twenty days after the Effective Date) is allocated to the Money Market Division at the end of the Valuation Period during which the Company receives the premium payment. In most states, if the Policy is issued and the policyowner does not exercise the free-look privilege, twenty-one days after the Effective Date the money is reallocated to the Divisions, Fixed Account and/or Fixed DCA Account, according to the Owner’s instruction for allocation of premium payments.
The allocation percentages for each Division, the Fixed Account and/or the Fixed DCA Account must be zero or a whole number, with the sum of the percentages equal to 100. The policyowner may change the allocation upon delivery to the Company of written Notice or other Notice approved by the Company in advance. No fee or penalty is charged for changes of allocation. New allocation percentages will be effective as of the end of the Valuation Period in which the Company receives the policyowner's instructions in proper form.

(d)	Monthly Policy Charges.
The Company deducts the Monthly Policy Charge described in the prospectus from the Policy Value. The Monthly Policy Charge is equal to the sum of the cost of insurance charge, the cost of any monthly administration charge, the cost of any monthly policy issue charge, the cost of any optional insurance benefits provided by riders, the current asset based charge in effect on the Monthly Date, and any other charges the particular prospectus states are included in the Monthly Policy Charge. The cost of insurance charge, which is calculated on each Monthly Date, is based on age at issue and Adjustment, duration since issue and Adjustment, tobacco status and risk classification of the Insured. The monthly cost of insurance may also be based on gender of the Insured except for policies issued in states that require unisex pricing or in connection with employment insurance and benefit plans not based on the gender of the Insured. Current monthly cost of insurance rates will be determined by the Company based on its expectations as to future investment earnings, expenses, mortality and persistency experience. Cost of insurance rates will never be greater than the maximum charge based on the applicable mortality tables, age nearest birthday, with the distinction for the insured’s gender (as described in the prospectus). The cost of insurance rate for an underwritten Face Amount increase is based on the same factors described in this paragraph.

(e)	Change in Face Amount.
A policyowner may make a Written Request to increase the Face Amount of a Policy at any time, so long as the Policy is not in a grace period and premiums are not being waived under a rider. A policyowner may make a Written Request to decrease the Face Amount at any time on or after the first policy anniversary so long as the Policy is not in a grace period and premiums are not being waived under a rider. Any Written Request for Adjustment of Face Amount is subject to the additional conditions stated in the prospectus.
If a payment in an amount equal to or greater than the Adjustment premium is submitted with the Adjustment application, then an Adjustment premium conditional receipt is given to the policyowner reflecting receipt of the payment and outlining any interim insurance coverage provided by the conditional receipt. The payment submitted with the Adjustment application will be considered a premium payment for the Policy and will be allocated as set out in paragraph (c) above.

(f)	Reinstatement.
If a Policy terminates due to expiration of the grace period, the policyowner may apply for reinstatement any time within three years of termination subject to the conditions stated in the prospectus.

(g)	Repayment of Loan Indebtedness.
A policy loan may be repaid in whole or in part at any time while the Policy is in force. Loan repayments will be applied at the end of the Valuation Period that payment is received in the Company’s home office. If the policyowner does not designate a payment as a premium payment, or if the Company cannot identify it as a premium payment, the Company will apply payments received as loan repayments if a loan is outstanding. When a loan repayment is made, Policy Value equal to the loan repayment will be allocated among the Divisions, the Fixed Account and/or the Fixed DCA Account in the proportion currently designated by policyowner for allocation of premium payments. Unless the Company is instructed otherwise, the balance of a payment not needed to repay a loan, less the Premium Expense Charge, will be applied to the Divisions, the Fixed Account and/or the Fixed DCA Account according to the premium allocation then in effect.

(h)	Misstatements of Age or Gender.
If the age or gender of the Insured has been misstated in an application, the death benefit under the Policy will be the Policy Value plus the amount that would be purchased by the most recent mortality charge at the correct age and gender, if applicable.

2.	Redemptions and Related Transactions

(a)	Surrenders.
Upon surrender, the Policy may impose the surrender charge described in the prospectus.
So long as the Policy is in effect, a policyowner may elect to surrender the Policy and receive its Net Surrender Value. Net Surrender Value is determined by the Company as of the date it receives the policyowner's written surrender Notice.
After the first Policy Year and so long as a Policy is in effect, policyowner may request partial surrenders to the extent permitted, and subject to the conditions described, in the prospectus. The Policy Value is reduced by the amount of the partial surrender. As described in the prospectus, a partial surrender may also cause a reduction in face amount. Partial surrenders will have other effects depending upon the Death Benefit Option that is effect at the time of a partial surrender. For more information, please see the prospectus for the Policy.
Any reduction of Face Amount will be made on a last in, first out basis. The resulting Face Amount must be not less than the greater of $100,000, or the minimum Face Amount shown on the current data pages.
Surrender proceeds will ordinarily be paid within five Business Days from the date of receipt of a Written Request at the Company's home office.
A policyowner may designate the amount of the partial surrender to be withdrawn from each of the Divisions, the Fixed Account and/or the Fixed DCA Account. If no designation is made, the amount of the partial surrender will be withdrawn in the same proportion as allocation instruction in effect for the Monthly Policy Charge.

(b)	Benefit Claims.

(i)	Death Proceeds.
The Company will pay death proceeds to the named beneficiary(ies) after it receives Notice and proof that the Insured died before the Policy Maturity Date as shown on the current data pages and after the Company receives a completed and signed Beneficiary Statement(s) (Claim Form). The amount of death proceeds is:

•	the death benefit described below, plus

•	proceeds from any benefit rider to the Policy, minus

•	any Loan Indebtedness and any overdue Monthly Policy Charges, plus

•	interest on the death proceeds as required by state law.
Death benefit proceeds are determined as of the Insured's date of death, or on the next following Valuation Date if the date of death is not a Valuation Date. Benefit claims will ordinarily be paid within five Business Days after all necessary claim requirements are received.
The Company offers beneficiaries and policyowners a wide variety of settlement options.

(ii)	Death Benefit Options.
The Policy provides the death benefit options stated in the prospectus. The policyowner designates the death benefit option in the application. The prospectus describes the method for calculating the death benefit payable under each option.

(iii)	Benefit Payable at Maturity.
The amount of the benefit payable at maturity is the Net Surrender Value on the Policy Maturity Date (unless maturity is extended by the Extended Coverage Rider, if available). This benefit will only be paid if the Insured is living on the Policy Maturity Date.

(c)	Policy Loans.
As long as the Policy remains in force and the Policy has Net Policy Value (but after the examination offer period), a policyowner may borrow money from the Company using the Policy as the only security for the loan. The prospectus describes the maximum amount that may be borrowed. Proceeds of policy loans ordinarily will be disbursed within five Business Days from the date a written loan request is processed at the Company's home office.
When a policy loan is taken, a Loan Account is established. That portion of the Policy Value equal to the amount of the loan will be redeemed from the Divisions, the Fixed Account and/or the Fixed DCA Account and transferred to the Loan Account. The redemptions will be in the proportions requested by the policyowner. (There are no restrictions from which Accounts the loan amount can be transferred.) The Loan Account is collateral for a policy loan. The Loan Account is part of the Company's General Account. The Loan Account earns interest at the rate described in the prospectus, accrued daily and posted annually on the policy anniversary.

(i)	Unscheduled Loans.
Unscheduled loans are available in all Policy Years. If no instruction for allocation of the loaned amount is made by the policyowner, the loan amount will be withdrawn from the Divisions, the Fixed Account and/or the Fixed DCA Account in the same proportion as the allocation used for the most recent Monthly Policy Charge.

(ii)	Scheduled Loans.
For some Policies, after the first Policy Year, scheduled policy loans may be available on any Monthly Date, as described in the prospectus for the particular Policy. If available, scheduled loans may occur on a monthly, quarterly, semiannual or annual basis (based on the Policy Year). Before scheduled loans are available, the policyowner must have withdrawn, through partial surrenders, an amount equal to or exceeding the total premiums paid. The loan amount will be withdrawn from the Divisions, the Fixed Account and/or the Fixed DCA Account in the same proportion as the allocation used for the most recent Monthly Policy Charge.
Any loan interest that is due and unpaid will be transferred in the same manner as described above for policy loans. The Loan Account will earn interest at the rate described in the prospectus. On each policy anniversary, if there has been a loan repayment, this credited interest is transferred from the Loan Account to the Divisions and the Fixed Account in the proportion currently designated by a policyowner for the allocation of premium payments.

(iii)	Loan Interest Charges.
The Company will charge interest on any unpaid Loan Indebtedness. Interest accrues daily at the rate or rates described in the prospectus. Interest is due and payable at the end of each Policy Year. Any interest not paid when due is added to the Loan Indebtedness and bears interest at the rate then in effect on the Policy. Adding unpaid interest charges will cause additional amounts to be redeemed from the Divisions, the Fixed Account and/or the Fixed DCA Account in the same manner as described above for loans. The prospectus also sets forth a net policy loan charge.

(iv)	Repayment of Loans.
Loan Indebtedness may be repaid in part or in full as long as the Policy is in force. Upon repayment, the Policy Value securing the repaid portion of the loan in the Loan Account will be transferred to the Divisions and the Fixed Account, applying the same allocation percentages then currently in effect for the allocation of premium payments. Any unpaid Loan Indebtedness is subtracted from death or maturity proceeds. Any payment sent to the Company without directions as to application will be applied first to repay any outstanding Loan Indebtedness.

(d)	Policy Termination and Grace Period.

(i)	Grace Period.
A Policy will enter a grace period for the reasons described in the prospectus. The grace period will begin on the date the Company mails a grace period notice to the policyowner at the policyowner’s last post office address known to the Company. If the Insured dies during a grace period, the Company will pay the policy death benefit.

(ii)	Termination.
The Policy also terminates:

•	When the Policy is surrendered in full;

•	When the death proceeds are paid; or

•	When the maturity proceeds are paid.

(e)	Suicide.
The Policy's death proceeds will not be paid if the Insured dies by suicide, while sane or insane, within two years from the Policy Date (two years with respect to a Face Amount increase from the date of such Face Amount increase). In the event of suicide within the two-year period, the Company will be liable only to the extent described in the prospectus. Any such amount will be paid to the beneficiary(ies).

(f)	Payments; Deferment.
The Company usually pays surrenders, policy loans, or maturity proceeds within five Valuation Periods after it receives Notice and all other required documentation. The Company usually pays death benefits within five Valuation Periods after it receives proof at its home office of the Insured's death and receives its completed death claim forms. The Company reserves the right to delay payment of the Fixed Account and/or Fixed DCA Account value for up to six months after it receives Notice of any surrender. The Company may defer payment of any such transactions if:

•
The New York Stock Exchange is closed on other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission;

•	The Securities and Exchange Commission by order permits postponement for the protection of policyowners;

•
The Securities and Exchange Commission requires that trading be restricted or declares an emergency, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the net asset values of the Separate Account assets; or

•	Deferment is mandated under applicable federal or state law. For example, state laws may require that certain requirements be met before the Company is permitted to make payments to the payee.
If any of the foregoing events occur, the Company has the right to defer:

•	Determination and payment of any surrenders, maturity or death proceeds;

•	Payment of any policy loans;

•	Determination of the Unit Values of the Divisions;

•	Any requested transfers to or from a Division; and

•	Application of death proceeds or surrender proceeds under a settlement option.
In the event of such deferment, the amount of surrender, transfer or policy loan will be determined the first Valuation Date following expiration of the permitted deferment. The death or maturity proceeds, surrender or policy loan will generally be made within five Valuation Periods thereafter.

3.	Transfers

(a)	Transfers Allowed.
A policyowner may transfer amounts between the Fixed Account and/or the Divisions to the extent, and subject to the conditions and restrictions, described in the prospectus. To request a transfer, Notice meeting all of the requirements set forth in the prospectus must be given to the Company. The transfer is made and value is determined as of the Valuation Period in which the Company receives the Notice of transfer. The Company reserves the right to reject transfer requests from someone requesting them for multiple policies for which they are not the owner and to modify or revoke transfer privileges or to impose a transfer fee on unscheduled transfers after the first in a Policy Year.

(b)	Transfers From Fixed Account.
A policyowner may transfer amounts from the Fixed Account to a Division by making either scheduled or unscheduled transfers to the extent, and subject to the conditions and restrictions, described in the prospectus.

(c)	Transfers from Divisions.
Transfers may be made from a Division to either the Fixed Account or another Division by making either a scheduled or unscheduled Division transfer, subject to conditions and restrictions described in the prospectus.

(d)	Automatic Portfolio Rebalancing.
Automatic portfolio rebalancing (APR) permits maintenance of a specific percentage of Policy Value in the Divisions. APR transfers may be made to the extent, and subject to the conditions and restrictions, described in the prospectus. APR is not available to all Policies.

(e)	Effectiveness of Transfers.
Transfers are not effective until the end of the Valuation Period during which the Company receives Notice.

4.	Service Available via Telephone and Internet
If the policyowner elects Internet and/or telephone privileges, instructions for the following transactions may be given to the Company via the Internet or telephone to the extent described in the prospectus:

•	change in allocations of future premium payments;

•	change in allocation of the Monthly Policy Charge;

•	change to APR instructions;

•	change to scheduled transfer instructions;

•	unscheduled transfers; and

•	policy loan (not available via the internet) (loan proceeds are mailed to the Owner's last known address).

5.	Right to Exchange Policy and Adjustment Computation Required by Rule 6e-3(T)(b)(13)(v)(B)
During the first 24 months following the Effective Date of a Policy, the policyowner may exercise the exchange right provided that the Policy is not in a grace period. Exercise of the exchange right means the policyowner makes an irrevocable, one-time election to transfer all value from the Divisions and Fixed DCA Account to the Fixed Account. The Policy Value immediately after the transfer will be the same as immediately before the transfer. From the exchange date forward, the Policy Value will no longer be affected by the investment performance of the Divisions.

6.	Statement of Value
Each year a statement will be sent to the policyowner that shows the following:

(a)	the current death benefit;

(b)	the current Policy Value and Surrender Value;

(c)	all premiums paid since the last statement;

(d)	all charges since the last statement;

(e)	any Loan Indebtedness;

(f)	any partial surrenders since the last statement;

(g)	any investment gain or loss since the last statement; and

(h)	the total value of each of the policyowner's Divisions, Fixed Account and/or Fixed DCA Account.
The Company will also send the policyowner the reports required by the Investment Company Act of 1940.

7.	Processing Errors
In accordance with industry practice, the Company has established procedures to address and correct processing errors for which it is responsible, except for de minimis amounts. The Company will assume the risk of any non de minimis errors caused by the Company.